Exhibit 21.1

SUBSIDIARIES OF PHOTONIC PRODUCTS GROUP, INC.

        The following is a list of the Subsidiaries of Photonic Products Group, Inc.:

NAME	STATE OF INCORPORATION	NAMES UNDER WHICH SUCH SUBSIDIARIES DO BUSINESS
Laser Optics Holdings, Inc.	New Jersey	Laser Optics
MRC Precision Metal Optics, Inc.	Florida	MRC
MRC Optics